UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. )(1)


                            drugstore.com, inc.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)

                                 262241102
                               (CUSIP Number)

                             December 31, 2001
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          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1(d)

------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 262241102                13G               Page   2   of   7   Pages

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1        NAME OF REPORTING PERSON
         Rite Aid Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                               (b) |_|
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3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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       NUMBER OF            5     SOLE VOTING POWER
         SHARES                                          - 0 -
      BENEFICIALLY          ---------------------------------------------------
        OWNED BY            6     SHARED VOTING POWER
          EACH                                          9,334,746
       REPORTING            ---------------------------------------------------
         PERSON
          WITH              7     SOLE DISPOSITIVE POWER
                                                        - 0 -
                            ---------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                                        9,334,746

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     9,334,746

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  |_|
         SHARES*

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                         14.0%
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12       TYPE OF REPORTING PERSON*
                                         CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 262241102             13G                Page   3   of   7   Pages
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1        NAME OF REPORTING PERSON
         Rite Investments Corp.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
       NUMBER OF            5     SOLE VOTING POWER
         SHARES                                  - 0 -
      BENEFICIALLY          ---------------------------------------------------
        OWNED BY            6     SHARED VOTING POWER
          EACH                                    9,334,746
       REPORTING
         PERSON             ---------------------------------------------------
          WITH              7     SOLE DISPOSITIVE POWER
                                                  - 0 -
                            ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER      9,334,746

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            9,334,746
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |_|
         SHARES*

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     14.0%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                      CO
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 262241102                13G                 Page 4   of   7   Pages
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Item 1(a).        Name of Issuer:

                  drugstore.com, inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  13920 S. E. Eastgate Way, Suite 300, Bellevue, Washington
                  98005.

Item 2(a).        Name of Persons Filing:

                  The persons filing are Rite Aid Corporation ("Rite Aid") and Rite Investments Corp. ("Rite Investments"). Rite Investments is a wholly-owned subsidiary of Rite Aid.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business office of both filers is located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

Item 2(c).        Citizenship:

                  Rite Aid and Rite Investments are both incorporated in the State of Delaware.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share ("Common
                  Stock").

Item 2(e).        CUSIP Number:

                  262241102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

                  Not Applicable.


CUSIP No. 262241102                13G                   Page 5   of 7   Pages
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Item 4.           Ownership.

                  At December 31, 2001, Rite Investments owned 9,334,746 shares of Common Stock (the "Shares"). Rite Investments received the Shares from Rite Aid upon conversion of preferred stock originally acquired by Rite Aid from the Issuer prior to the Issuer's initial public offering in July 1999. The Shares were transferred by Rite Aid, without consideration, to Rite Investments. Rite Investments is a wholly-owned subsidiary of Rite Aid.

                  (a)      Amount Beneficially Owned: 9,334,746

                  (b)      Percent of Class:

                           14.0% based on the number of shares of Common Stock outstanding on November 9, 2001, which was 66,589,118, according to the Issuer's most recent quarterly report.

                  (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: None.

                  (ii)     Shared power to vote or to direct the vote:
                           9,334,746

                  (iii)    Sole power to dispose or to direct the
                           disposition of: None.

                  (iv) Shared power to dispose or to direct the disposition of: 9,334,746

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.


CUSIP No. 262241102                 13G                   Page 6  of  7  Pages
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Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.


CUSIP No. 262241102                 13G                  Page 7  of 7  Pages
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                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002

                                         RITE AID CORPORATION


                                         By: /s/ Elliot S. Gerson
                                            ----------------------------------
                                            Name:   Elliot S. Gerson
                                            Title:  Senior Executive Vice
                                                    President


                                         RITE INVESTMENTS CORP.


                                         By: /s/ Elliot S. Gerson
                                            ---------------------------------
                                            Name:  Elliot S. Gerson
                                            Title: Senior Vice President